Mail Stop 3561

March 21, 2008

Stephen L. Sadove
Chief Executive Officer
Saks Incorporated
12 East 49th Street
New York, NY 10017

> **Re:** **Saks Incorporated**
> **Response Letter filed March 6, 2008**
> **Form 10-K for the period ended February 3, 2007 filed April 3, 2007**
> **DEF 14A filed on May 3, 2007**
> **File No. 1-13113**

Dear Mr. Sadove:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 15

1. We note your response to comments 8, 9, 10, 11, 14 and 15 in our letter dated February 1, 2008. Please confirm in writing that you will include your responses to these comments in future filings.

2. We note your response to comments 12 and 16 in our letter dated February 1, 2008. Please provide us with the disclosure you intend to use in response to those comments and confirm that you intend to include such disclosure in future filings. We may have further comment upon review of your response.

3. We note your response to comment 13 in our letter dated February 1, 2008. In future filings, please provide the specific performance measures used to determine bonus payments for 2006 and 2007. To the extent you believe that disclosure of this target information is not required because it would result in competitive harm or is not material to investors, provide us on a supplemental basis a detailed explanation for this conclusion. The explanation you have provided does not go into sufficient detail regarding the harm that would result with respect to each target, particularly in light of the fact that these targets are tied to retrospective performance information. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Sales, page F-10

4. We reviewed your response to comment 21 in our letter dated February 1, 2008. Please explain to us in significantly greater detail how you apply the retail method on a LIFO basis, including:
    *   The methodology you follow in applying the retail method;
    *   Why the use of the LIFO method has no impact on the valuation of inventory for any of the periods presented due to the use of the retail method combined with standardized markdown policies;
    *   How you actually apply the rule of cost or market, whichever is lower, including how you determine market;
    *   How you calculate the cost to retail ratio using the LIFO cost method;
    *   How you track inventory available for sale at LIFO cost and retail including treatment of purchase discounts and rebates; and
    *   Your markup policies, including how you determine the cumulative markup and treatment of markup cancellations and additional markups.

Note 11 – Employee Stock Plans, page F-34

5. We reviewed your response to comment 29 in our letter dated February 1, 2008 and the proposed revision to your disclosure. Please revise to disclose the information required by paragraphs A240(a)-(e) of SFAS 123R to the extent

applicable to performance shares. For example, it appears that you should provide information regarding non-vested performance shares as of the beginning and end of the most recent year and those granted, vested or forfeited during the year and the weighted-average grant-date fair value of performance shares granted during the year. Alternatively, tell us why additional disclosure is not required.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sarah Goldberg, Associate Chief Accountant, at (202) 551-3340 or Bill Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director